As filed with the Securities and Exchange Commission on October 29, 1999
                                                     Registration No. 333-86945
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549
                                --------------

                               Amendment No. 1 to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------


                            ADEPT TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

           California                                       94-2900635
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                     Identification Number)

       150 Rose Orchard Way, San Jose, California 95134, (408) 432-0888 (Address, including zip code, and telephone number, including area code, of
                    Company's principal executive offices)
                                --------------

                               BRIAN R. CARLISLE
               Chairman of the Board and Chief Executive Officer
                            Adept Technology, Inc.
                             150 Rose Orchard Way
                          San Jose, California 95134
                                (408) 432-0888
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                  Copies to:

                             ROBERT P. LATTA, ESQ.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (650) 493-9300
                                --------------

       Approximate date of commencement of proposed sale to the public:
As  soon as practicable after the effective date of this Registration Statement.

                                --------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If  delivery  of  the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                     CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                     Proposed maximum    Proposed maximum
 Title of each class of securities   Amount to be     offering price    aggregate offering        Amount of
         to be registered             registered       per unit(1)            price          registration fee(2)
-----------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value......  459,832 shares        $7.19             $3,306,192             $919.13
=================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices as reported on the Nasdaq National Market on October 26, 1999.
(2) Registration fee of $863.05 was previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities under this prospectus, they may not be sold, and you may not accept an offer to buy them, until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities, or a solicitation of your offer to buy these securities, in any jurisdiction where that would not be permitted or legal.



                                   PROSPECTUS



                                 459,832 SHARES


                                [GRAPHIC OMITTED]


                                  COMMON STOCK





     These shares may be offered and sold from time to time by the shareholders of Adept Technology, Inc. ("Adept," "we," "us," or "our") identified in this prospectus. See "Selling Shareholders." The Selling Shareholders acquired the shares on July 14, 1999 in connection with our acquisition of BYE/OASIS Engineering, Inc. ("BYE/OASIS") under the Agreement of Merger and Plan of Reorganization between Adept and BYE/OASIS, dated as of June 28, 1999 (the "Merger Agreement").

     The Selling Shareholders will receive all of the net proceeds from the sale of the shares. The shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Adept will not receive any proceeds from the sale of the shares.

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF OUR COMMON STOCK.


     Our common stock is quoted on the Nasdaq National Market under the symbol "ADTK." On October 26, 1999, the last reported sale price of our common stock was $7.125 per share.



                               ----------------




     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ----------------


                                October 29, 1999

                               TABLE OF CONTENTS




                                                                           Page
                                                                          ------
FORWARD-LOOKING INFORMATION   .........................................      2
RISK FACTORS   ........................................................      3
WHERE TO FIND MORE INFORMATION ABOUT ADEPT   ..........................     13
INFORMATION INCORPORATED BY REFERENCE  ................................     13
USE OF PROCEEDS   .....................................................     13
SELLING SHAREHOLDERS    ...............................................     15
PLAN OF DISTRIBUTION    ...............................................     15
LEGAL MATTERS  ........................................................     16
EXPERTS  ..............................................................     16


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     In this prospectus, unless indicated otherwise, "Adept," "we," "us," and "our" refer to Adept Technology, Inc. and its subsidiaries.


                          FORWARD-LOOKING INFORMATION

     This prospectus, including the information incorporated by reference herein, contains "forward-looking statements" within the meaning of the federal securities laws. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors identified in this prospectus. You should review these risk factors, which are set forth under the caption "Risk Factors," carefully. In addition, you should review the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended June 30, 1999 and our subsequently filed Quarterly Reports on Form 10-Q. These reports are incorporated by reference in this prospectus along with other reports we may subsequently file.

                                 RISK FACTORS


     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this prospectus.

     If any of the following risks actually occur, our business, financial condition, or results of operations could be adversely affected. Among other consequences, our revenues could decline, our earnings could decrease, or we could experience a loss. The trading price of our common stock could decline, and you could lose all or part of your investment.



You should not rely on our past results to predict our future performance because our operating results may fluctuate.


     Our historical operating results may not be accurate indicators of our future performance. Our operating results have been subject to significant quarterly and annual fluctuations in the past, and we expect these fluctuations to continue in the future. For example, in the quarter ended September 30, 1999, we experienced a substantial shortfall in our revenues and a net loss. Our loss was attributable to several factors, including an ability to close sales as originally forecast, particularly sales of our higher-margin software products, and component supply problems. Factors that may contribute to these fluctuations in the future include:


     * fluctuations in capital spending domestically and internationally in one or more industries in which we sell our products;

     * changes in product mix and pricing by us, our suppliers or our competitors;

     * availability of components and raw materials for our products;

     * new product introductions by us or by our competitors;

     * our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

     * our failure to anticipate the changing product requirements of our customers;

     * a lack of market acceptance of our products or a shift in demand for our products; * changes in the mix of sales by distribution channels;

     * changes in the spending patterns of our customers; and

     * extraordinary events such as litigation or acquisitions.

     Our operating results and gross margins vary from period to period depending on capital spending cycles and the mix of sales of lower margin hardware products and higher margin software products.

     Our operating results may also be affected by general economic and other conditions affecting the timing of customer orders and capital spending as well as the mix of product sales. For example, our operations during the third and fourth quarters of fiscal 1998 and the first three quarters of fiscal 1999 were adversely affected by a continuing downturn in hardware purchases by customers in the electronics industry, particularly disk-drive and telecommunication manufacturers. Although we experienced some improvements in our markets in the third and fourth quarter of fiscal 1999, these improvements were not sustained in the first quarter of fiscal 2000, in which our revenues were materially less than anticipated, resulting in a net loss. We cannot estimate when or if a sustained revival in our key hardware markets will occur. In addition, we experienced an adverse product mix in the first quarter of fiscal 2000 as reduced sales of higher margin software products reduced gross margins and contributed to our net loss. If we are unable to increase sales of our software products, our gross margins would continue to be adversely affected.

     We generally recognize product revenue upon shipment or, for certain international sales, upon receipt by the customers. As a result, our net revenues and results of operations for a fiscal period will be affected by the timing of orders received and orders shipped during the period. A delay in shipments near the end of a fiscal period, for example due to product development delays or delays in obtaining materials, could materially adversely affect our business, financial condition and operating results for the period.


     In addition, our continued investments in research and development, capital equipment and ongoing customer service and support capabilities result in significant fixed costs that we cannot reduce rapidly. As a result, if our sales for a particular fiscal period are below expected levels, as occurred in the first quarter of fiscal 2000, our operating results for the period could be materially adversely affected, and we could experience a loss.

     In the event that in some future fiscal quarter our net revenues or operating results fall again below the expectations of public market analysts and investors, the price of our common stock may fall. We cannot assure you that we will be able to increase or sustain our profitability on a quarterly or annual basis in the future.


Because our product sales are seasonal, we may not be able to maintain a steady revenue stream.


     Our product sales are seasonal. We have historically had higher bookings for our products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets and summer vacations. In the past, we have generally been able to maintain revenue levels during the September fiscal quarter by filling backlog from the June fiscal quarter. If our backlog at the end of the June fiscal quarter is reduced as a result of lower bookings in the June quarter or is otherwise insufficient to compensate for lower bookings in the September fiscal quarter, our revenues and operating results for the September fiscal quarter and future quarters would be reduced. For example, as a result of reduced product bookings in each of the three fiscal quarters prior to the quarter ending March 27, 1999, net revenues fell in the quarters ended September 26, 1998 and December 26, 1998. In addition, during fiscal 1999 as a whole, our net revenues were adversely affected by a decline in orders from customers in the disk-drive and telecommunications markets.

     In addition, you should not rely on our backlog as a useful measure of anticipated activity or future revenues. The orders constituting our backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty by the customer. We have in the past experienced changes in delivery schedules and customer cancellations that resulted in our revenues in a given quarter being materially less than would have been anticipated based on backlog at the beginning of the quarter. We expect that these delivery changes and order cancellations may adversely affect our revenues in future quarters.

     A significant percentage of our product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to our inability to forecast the level of demand for our products or of the product mix for a particular fiscal quarter. To address this problem, we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. If shipments of our products fail to meet forecasted levels, our revenues would be decreased, and we would have increased our operating expenses in anticipation of unrealized increases in sales of our products.

Sales of our products depend on the capital spending habits of our customers, which tend to be cyclical.

     Intelligent automation systems using our products can range in price from $75,000 to several million dollars. Accordingly, purchases of our products represent a substantial capital investment by our customers, and our success depends directly on their capital expenditure budgets. Our future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of our international customers are not in the Asian-Pacific region, we believe that recent instability in the Asian-Pacific economies had a material adverse effect on our operations as a result  of  a  reduction  in  sales  by  our customers to those markets. We have continued to see weakness in our markets and cannot predict when, or if, a sustained recovery will occur. Domestic or international recessions or a downturn in one or more of our major markets, such as the electronics, telecommunications, semiconductor, appliances, pharmaceutical, food processing or automotive components industries, and resulting cutbacks in capital spending would have a direct, material adverse impact on our business.


Many of the key components and materials of our products come from single source suppliers and their procurement requires lengthy lead times.


     We obtain many key components and materials and some significant mechanical subsystems from sole or single source suppliers. We have no guaranteed supply arrangements with these suppliers. In addition, some of our sole or single sourced components and mechanical subsystems incorporated into our products have long procurement lead times. Our reliance on sole or single source suppliers involves several significant risks, including the following:


     * loss of control over the manufacturing process;

     * potential absence of adequate supplier capacity;

     * potential inability to obtain an adequate supply of required components, materials or mechanical subsystems; and

     * reduced  control  over  manufacturing  yields,  costs,  timely  delivery,
       reliability   and  quality  of   components,   materials  and  mechanical
       subsystems.

     If any significant sole or single source supplier were unable or unwilling to manufacture our components, materials or mechanical subsystems we need in the volumes we require, we would have to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and additional sources may not be available to us on a timely basis, on acceptable terms, or at all. If supplies of these items were not available from our existing suppliers and a relationship with an alternative vendor could not be developed in a timely manner, shipments of our products could be interrupted, and we could be required to reengineer our products. In the past, we have experienced quality control or specification problems with key components provided by sole source suppliers and have had to design around the particular flawed item. We have also experienced delays in filling customer orders due to the failure of certain suppliers to meet our volume and schedule requirements. Some of our suppliers in the past have also ceased manufacturing components that we require for our products, and we have been required to purchase sufficient supplies for the estimated life of our product line. Problems of this type with our supplies may occur in the future.

     Disruption or termination of our supply sources could require us to seek alternative sources of supply, and could delay our product shipments and damage relationships with current and prospective customers. Any of these events could result in an increase in our expenses and reduction in our revenues and could result in a net loss. If we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical subsystems on a timely basis due to long procurement lead times, our business, financial condition and results of operations would be substantially impaired. Moreover, if demand for a product for which we have purchased a substantial amount of components fails to meet our expectations, we would be required to write off the excess inventory. A prolonged inability to obtain adequate timely deliveries of key components would also impair our business and results of operations.

Any problems we encounter integrating BYE/OASIS Engineering Inc. into our business could increase our expenses and adversely affect our operating results.

     We recently completed the acquisition of BYE/OASIS Engineering Inc. BYE/OASIS is a manufacturer of contamination control systems and standard mechanical interfaces for semiconductor fabrication facilities, a business in which we have no operational experience. This acquisition will require us to integrate two geographically separated companies that previously operated independently. We have limited experience with integration of acquired companies. We may encounter difficulties integrating our product offerings and operations with those of BYE/OASIS. In addition, we may not be able to successfully market BYE/OASIS's products or develop any new products as a result of the acquisition. The public announcement of our acquisition of BYE/OASIS could result in suppliers, distributors, or customers of BYE/OASIS canceling or otherwise terminating their arrangements with BYE/OASIS. If we fail to achieve the product, marketing, distribution, and other operational benefits and efficiencies we originally anticipated in the merger, we will have overpaid for the acquisition, and our shareholders will have experienced substantial dilution without off-setting benefits. In addition, our future financial performance would be impaired.


We face intense competition in the market for intelligent automation products.

     The market for intelligent automation products is highly competitive. We believe that the principal competitive factors affecting the market for our products are:

     * product functionality and reliability;

     * customer service;

     * price; and

     * product features such as flexibility, programmability and ease of use.

     We compete with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Many of our competitors have substantially greater financial, technical, marketing and other resources than we. In addition, we may in the future face competition from new entrants in one or more of our markets.

     Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers. Some of these large manufacturing companies have greater flexibility in pricing than we have because they generate substantial unit volumes of robots for internal demand. They may also have access through their parent companies to large sources of capital. Any of our competitors may seek to expand their presence in other markets in which we compete.

     Our current or potential competitors may develop products comparable or superior in terms of price and performance features to those developed by us. They may also adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, and these investments may not prove successful. We expect that in the event the intelligent automation market expands, competition in the industry will intensify, as additional competitors enter our markets and current competitors expand their product lines. Increased competitive pressure could result in a loss of sales or market share, or cause us to lower prices for our products, any of which could harm our business and operating results.

     Our principal competitors in the U.S. robot market include U.S. subsidiaries of the Japanese companies Fanuc Ltd., Seiko Instruments, Yamaha Corporation, Sony Corporation, Sankyo Company Limited, and other Japanese robot companies. In the European robot market, we principally compete with Robert Bosch GmbH, which to date has sold most of its products in Germany, and with Fanuc, Seiko, Yamaha, Sony, Sankyo, and other Japanese companies. In the Japanese robot market, over a dozen robot companies compete with us, including Fanuc, Nippon Denso, Panasonic Company, Sankyo, Seiko, Sony and Yamaha. Some of these large manufacturing companies have greater flexibility in pricing than we have because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large sources of capital. In addressing the Japanese market, we are at a competitive disadvantage as compared to Japanese suppliers, many of who have long-standing collaborative relationships with Japanese manufacturers. Because of this competitive disadvantage, we closed our Japanese subsidiary in the fall of 1998 and now operate through a joint venture in Japan. Although we expect to continue to invest significant resources in the Japanese market in the future, we may not be able to achieve significant sales growth in the Japanese intelligent automation market.

     Our principal competition in the semiconductor atmospheric wafer handling market comes from Asyst Technologies, Inc. The majority of Asyst's revenue comes from adaptive Standard Mechanical Interface, or SMIF, devices sold to end users. They have been the leader in SMIF and isolation technology in the semiconductor industry. Additional competitors in the semiconductor robot market are Brooks Automation, Inc. and Equipe, a division of PRI Automation, Inc.

     Our principal competitors in the market for motion control systems include Allen-Bradley Co., a subsidiary of Rockwell International Corporation, in the United States, and Siemens AG in Europe. In addition, we face motion control competition from two major suppliers of motion control boards, Galil Motion Control, Inc. and Delta Tau Data Systems, Inc. These motion control boards are purchased by end users which engineer their own custom motion control systems. In the simulation software market our competitors include Tecnomatix Technologies, Inc., an Israeli company which sells principally to major automotive manufacturers, and Deneb Robotics Inc., a subsidiary of Dassault Systemes. In the machine vision market, we face competition from Cognex Corporation, and Robotic Vision Systems Inc.


We may not be able to keep up with the rapid pace of technological change and new product development that characterize the intelligent automation industry.

     The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. Our ability to remain competitive and our future success depend greatly upon the technological quality of our products and processes relative to those of our competitors. We must continue to develop new and enhanced products and to introduce these new products at competitive prices and on a timely and cost-effective basis. We may not be successful in selecting, developing and manufacturing new products or in enhancing our existing products on a timely basis or at all. Our new or enhanced products may not achieve market acceptance. If we cannot successfully develop and manufacture new products, timely enhance our existing technologies, or meet customers' technical specifications for any new products, our products could lose market share, our revenues and profits could decline, and we could experience operating losses. New technology or product introductions by our competitors could also cause a decline in sales or loss of market share for our existing products or force us to significantly reduce the prices of our existing products.

     From time to time, we have experienced and will likely continue to experience delays in the introduction of new products. We have also experienced and may continue to experience technical and manufacturing difficulties with introductions of new products and enhancements. Any failure by us to develop, manufacture and sell new products in quantities sufficient to offset a decline in revenues from existing products or to manage product and related inventory transitions successfully could harm our business. Our success in developing, introducing, selling and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, timely and efficient implementation of manufacturing processes and effective sales, marketing and customer service. Because of the complexity of our products, significant delays may occur between a product's initial introduction and commencement of our volume production.


     The   development  and  commercialization  of  new  products  involve  many difficulties, including the following:

     * the identification of new product opportunities;

     * the   retention  and  hiring  of  appropriate  research  and  development personnel;

     * the definition of the product's technical specifications;

     * the successful completion of the development process;

     * the successful marketing of the product, the risk of having customers embrace new technological advances;

     * additional customer service costs associated with supporting new product introductions; and

     * additional customer service costs required for field upgrades.


     For example, we are currently in the process of releasing our new Digital Workcell, semiconductor robots and Production PILOT. These products include significant new networking, communications, and hardware and software technology. The development of these products may not be completed in a timely manner and these products may not achieve acceptance in the market. The development of these products has required, and will require, that we expend significant financial and management resources. If we are unable to continue to successfully develop these or other new products that respond to customer requirements or technological changes, our business would be harmed, and our operating results would suffer.

Our software products may contain defects that could harm our reputation and future business prospects.

     New or existing software products or enhancements may contain errors or performance problems when first introduced, when new versions or enhancements are released or even after such products or enhancements have been used in the marketplace for a period of time. Despite our testing, product defects may be discovered only after a product has been installed and used by customers. Errors and performance problems may be discovered in future shipments of our products. These errors could result in expensive and time consuming design modifications or large warranty charges, damage customer relationships and result in loss of market share, any of which could harm our reputation and future business prospects.

We rely on systems integrators to sell our products.


     We believe that our ability to sell products to system integrators will continue to be important to our success. A substantial portion of our sales are to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and we have from time to time experienced difficulty in collecting payments from certain of these companies. As a result, we perform ongoing credit evaluations of our customers. From time to time, because we do not require collateral, we may require customers to make payments in advance of shipment or to provide a letter of credit. We provide reserves for potential credit losses, and to date losses of this type have been within our expectations. To the extent we are unable to mitigate this risk of collections from system integrators, our results of operations may be materially adversely affected.


     Our relationships with system integrators are generally not exclusive, and some of our system integrators may expend a significant amount of effort or give higher priority to selling products of our competitors. In the future, any of these system integrators may discontinue their relationships with us or form additional competing arrangements with our competitors. Although to date none of our system integrators has accounted for a material percentage of our net revenues, the loss of, or a significant reduction in revenues from, system integrators to which we sell a significant amount of our product could have a material adverse effect on our results of operations.


     As we enter new geographic and applications markets, we must locate system integrators to assist us in building sales in those markets. We may not be successful in obtaining effective new system integrators or in maintaining sales relationships with them. If a number of our system integrators experience financial problems, terminate their relationships with us or substantially reduce the amount of our products they sell, or if we fail to build an effective systems integrator channel in any new markets, our revenues and operating results would be materially adversely affected.


Our presence in international markets exposes us to risk.


     We anticipate that international sales will continue to account for a significant portion of our net revenues; however, we cannot assure you that international sales will increase or that the current level of international sales will be sustained. Net revenues from international sales, including sales to Canada, have accounted for a significant portion of net revenues. International sales were $41.2 million, $39.8 million and $29.6 million for the fiscal years ended June 30, 1999, 1998 and 1997. This represented 50.2%, 40.5%, and 35.8% of net revenues for the respective periods. We also purchase some components and mechanical subsystems from foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales and purchases, which include the following:


     * different regulatory requirements;

     * political and economic changes and disruptions;

     * transportation delays;

     * foreign currency fluctuations;

     * export/import controls;

     * tariff regulations;

     * higher freight rates;

     * difficulties in staffing and managing foreign sales operations;

     * greater difficulty in accounts receivable collection; and

     * potentially adverse tax consequences.


     In addition, duty, tariff and freight costs can materially increase the cost of crucial components for our products. Foreign exchange fluctuations may render our products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. Moreover, because substantially all of our foreign sales are denominated in United States dollars, increases in the value of the dollar relative to the local currency would increase the price of our products in foreign markets and make our products relatively more expensive and less price competitive than competitors' products that are priced in local currencies. Any of these factors may result in a reduction in our revenues, a decrease in our earnings, or in our incurring operating or net losses.

     We anticipate that recent turmoil in Asian financial markets and the deterioration of the underlying economic conditions in certain Asian countries will continue to have an impact on our sales to customers located in or whose projects are based in those countries due to the impact of currency fluctuations on the relative price of the our products and restrictions on government spending imposed by the International Monetary Fund on those countries receiving the International Monetary Fund's assistance. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as our products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or our bank's financial condition or the inability to access local equity financing.

     We make yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. Depending on the amount of yen-denominated purchases, we may engage in hedging transactions in the future. However, notwithstanding these precautions, we remain subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. We cannot assure you that our current or any future currency exchange strategy will be successful in avoiding exchange related losses or that any of the factors listed above will not impair our business or operating results.



If our hardware products do not comply with standards set forth by the European Union, we will not be able to sell them in Europe.

     Our hardware products are required to comply with European Union Low Voltage, Electro-Magnetic Compatibility, and Machinery Safety Directives in certain European countries, including the United Kingdom, France, Germany and Italy. The European Union mandates that our products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines in support of these directives. These guidelines can change and are subject to varying interpretation. New guidelines impacting machinery design go into effect each year. To date, we have retained TUV Rheinland to help certify that our VME controller-based products, including some of our robots, meet applicable European Union directives and guidelines. Although our existing certified products meet the requirements of the applicable European Union directives, we cannot assure you that future products can be designed, within market window constraints, to meet future requirements. In the event any of our robot products or any other major hardware products do not meet the requirements of the European Union directives, we would be unable to legally sell these products in Europe. As a result, our business, financial condition, and operating results could be impaired.



If  we do not comply with environmental regulations, our business may be harmed.

     We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of certain hazardous substances used in the manufacturing and assembly of our products. We believe that we are currently in compliance with all material environmental regulations in connection with our manufacturing operations and that we have obtained all necessary environmental permits to conduct our business. However, our failure to comply with present or future regulations could subject us to a variety of consequences that could harm our business, including:


     * the imposition of substantial fines;

     * suspension of production; and

     * alteration of manufacturing processes or cessation of operations.

     Compliance with environmental regulations could require us to acquire expensive remediation equipment or to incur substantial expenses. Our failure to control the use, disposal, removal, or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of liabilities of this kind could harm our financial condition.



We could lose revenues and incur significant costs if our systems, the systems of our customers or third-party systems that we use are not Year 2000 compliant.

     We may experience significant problems and costs associated with Year 2000 compliance that could adversely affect our business, operating results, and financial conditions. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

     In fiscal 1998, we commenced a program, to be substantially completed by the Fall of 1999, to review the Year 2000 compliance status of the software and systems used in our internal business processes, to obtain appropriate assurances of compliance from the manufacturers of these products, and to obtain an agreement to modify or replace all non-compliant products. We have contacted our critical suppliers and major customers to determine whether the products obtained from such vendors or sold by the customer to third parties are Year 2000 compliant. Our suppliers and customers are under no contractual obligation to provide such information to us. In addition, we have implemented at our San Jose headquarters the initial phase of a Year 2000 compliant enterprise resource planning system from a third-party vendor and are also considering converting certain of our other software and systems to commercial products that are known to be Year 2000 compliant. Additionally, in Europe, we are in the process of upgrading our management information systems. We have been advised by the third party suppliers of these systems and upgrades that the upgrades will render our European management information systems Year 2000 compliant. Implementation of software products of third parties, however, will require the dedication of substantial administrative and management information resources, the assistance of consulting personnel from third party software vendors, and the training of our personnel using such systems.

     Based on the information available to date, we believe we will be able to complete our Year 2000 compliance review and make necessary modifications prior to the end of calendar year 1999. Software or systems, which are deemed critical to our business, are scheduled to be Year 2000 compliant by the end of calendar year 1999. Nevertheless, particularly to the extent we rely on the products of other vendors to resolve Year 2000 issues, there can be no assurances that we will not experience delays in implementing such products. If our key systems, or a significant number of our systems were to fail as a result of Year 2000 problems, or we were to experience delays implementing Year 2000 compliant software products, we could incur substantial costs and disruption of our business, which would potentially have a material adverse effect on our business and results of operations.

     In the ordinary course of our business, we test and evaluate our own software products. We believe that our software products are generally Year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of our software products with respect to four digit date dependent data or the ability of these products to correctly create, store, process and output information related to such date data. To the extent our software products are not fully Year 2000 compliant, our software products may not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. To the extent that our products are sold through system integrators or other third parties, our products may experience Year 2000 problems as a result of the integration of our software with noncompliant Year 2000 products of such third party suppliers. In addition, in certain circumstances, we have warranted that the use or occurrence of dates on or after January 1, 2000 will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of our licensees experience Year 2000 problems, these licensees could assert claims for damages against us.

     To date, we have not identified a complete and separate budget for investigating and remedying issues related to Year 2000 compliance whether involving our own software products or the software of systems used in our internal operations. We have incurred costs of approximately $3.3 million and expect to incur in total, approximately $3.5 million in connection with our implementation of a new enterprise resource planning software system and upgrades for other systems at our San Jose headquarters and in our European offices, which is Year 2000 compliant. Additionally, we are currently in the process of developing a contingency plan related to Year 2000. Our resources spent on investigating and remedying Year 2000 compliance issues will not have a material adverse effect on our business, financial condition and results of operations.


We may experience problems associated with the introduction of the Single European Currency.


     We are in the process of addressing the issues raised by the introduction of the Single European Currency, or the Euro, as of January 1, 1999 and transition to full adoption as of January 1, 2002. Our internal systems that are affected by the initial introduction of the Euro were Euro-capable as of January 1, 1999. We do not presently expect that the introduction and use of the Euro will materially affect our foreign exchange and hedging activities, or our use of derivative instruments, or will result in any material increase in costs to us. While we will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on our financial condition or overall trends in results of operations.

The success of our business depends on our key employees.


     We are highly dependent upon the continuing contributions of our key management, sales, and product development personnel. In particular, we would be materially adversely affected if we were to lose the services of Brian Carlisle, Chief Executive Officer and Chairman of the Board of Directors, who has provided significant leadership to us since our inception, or Bruce Shimano, Vice President, Research and Development and a Director, who has guided our research and development programs since our inception. In addition, the loss of the services of any of our senior managerial, technical or sales personnel could materially adversely affect our business, financial condition, and results of operations. We do not have employment contracts with any of our executive officers and do not maintain key man life insurance on the lives of any of our key personnel.


     Our future success also heavily depends on its continuing ability, to attract, retain, and motivate highly qualified managerial, technical and sales personnel. Competition for qualified technical personnel in the intelligent automation industry is intense. Our inability to recruit and train adequate numbers of qualified personnel on a timely basis would adversely affect our ability to design, manufacture, market and support our products.

We are subject to the risks associated with acquisitions.


     From  time  to  time,  we  may  consider  the  acquisition  of companies or technologies that management believes may complement or extend our current products, businesses, or technologies. In the last three years, we have made some acquisitions of various sizes, including the recent acquisition of BYE/OASIS. In the future, we may make material acquisitions of, or large investments in, other businesses that offer products, services, and technologies that management believes will further our strategic objectives. Any future acquisitions or investments we might make would present risks commonly associated with these types of transactions, including:


     * difficulty in combining the technology, operations, or work force of the acquired business;

     * disruptions of our on-going businesses;

     * difficulties in realizing our potential financial and strategic position through the successful integration of the acquired business;

     * difficulty in maintaining uniform standards, controls, procedures, and policies;

     * potential negative impact in results of operation due to amortization of goodwill or other intangible assets acquired;


     * the diversion of management attention.

     The risks described above, either individually or in the aggregate, could materially impair our business, operating results, and financial condition. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and common stock.


Our failure to protect our intellectual property and proprietary technology may significantly impair our competitive advantage.

     Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We cannot be certain that the steps we have taken to prevent the misappropriation of our intellectual property are adequate, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We rely on a combination of patent, copyright and trade secret protection and nondisclosure agreements to protect our proprietary rights. However, we cannot be certain that patent and copyright law and trade secret protection will be adequate to deter misappropriation of our technology, that any patents issued to Adept will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to us, or that the claims under any patent application will be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that our existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.


     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

We may face costly intellectual property infringement claims.

     We have from time to time received communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against the alleged infringement. As claims arise, we evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, in our paying damages for infringement, and in the need for us to obtain a license relating to one or more of our products or current or future technologies. Such a license may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.


     For example, some end users of our products have notified us that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of our machine vision products infringes certain patents issued to Mr. Lemelson. In addition, we have been notified that other end users of our AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from the Lemelson Foundation which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. Some of our end users have notified us that they may seek indemnification from us for damages or expenses resulting from this matter. We cannot predict the outcome of this or any similar litigation which may arise in the future. Litigation of this kind may have a material adverse effect on our business, financial condition or results of operations.

                  WHERE TO FIND MORE INFORMATION ABOUT ADEPT

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.adept.com or at the SEC's web site at http://www.sec.gov.


                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act"), until the Selling Shareholders sell all of their shares or the Registration Statement of which this Prospectus forms a part is no longer effective. The documents we incorporate by reference are:

     1. Adept's Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     2. Adept's Current Report on Form 8-K filed July 28, 1999 relating to the acquisition of BYE/OASIS;

     3. The description of Adept's common stock contained in its Registration Statement on Form 8-A as filed on October 31, 1995.


     We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement or Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Adept Technology, Inc., 150 Rose Orchard Way, San Jose, CA 95134; telephone number (408) 432-0888.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the Selling Shareholders.

                             SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our common stock by the Selling Shareholders. All information contained in the table below is based on beneficial ownership as of October 26, 1999. Unless otherwise noted, no Selling Shareholder holds any position or office or has a material relationship with Adept or any of our affiliates, and no Selling Shareholder has had a relationship of this nature with us within the past three years, other than as a result of the ownership of Adept's common stock.

     The Selling Shareholders acquired their shares in connection with our acquisition of BYE/OASIS. All of the shares are being offered by the Selling Shareholders. Pursuant to the terms of the Registration Rights Agreement, dated as of July 14, 1999, which was made in connection with the acquisition of BYE/OASIS, we undertook to use our best efforts to effect the registration of the shares issued to the Selling Shareholders. The Registration Rights Agreement also includes certain indemnification arrangements with the Selling Shareholders.

     The applicable percentage ownership is based on 8,806,350 shares of common stock outstanding as of October 26, 1999. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.



                                    Beneficial Ownership                 Beneficial Ownership
                                      Prior to Offering                     After Offering
                                    ---------------------                ---------------------
                                                             Number
                                                            of Shares
     Selling Shareholders            Number     Percent      Offered      Number     Percent
---------------------------------   ---------   ---------   ----------   ---------   ---------
Donald Allen   ..................    30,846        *           27,618      3,228        *
Donald Briner  ..................   124,125       1.4          23,545    100,580       1.1
Suzanne Briner    ...............   124,125       1.4         111,132     12,993        *
Allen Dellenbaugh    ............    84,210       1.0          39,607     44,603        *
Douglas Fode   ..................     5,264        *            4,713        551        *
Andrew Gause   ..................     8,553        *            3,960      4,593        *
Randall Hughes    ...............    16,521        *           13,680      2,841        *
Chris Laramore ..................   119,297       1.4          82,441     36,856        *
Michael Riggins(1)   ............    84,210       1.0          26,178     58,032        *
Jeffrey Rydman    ...............     7,018        *            1,967      5,051        *
Bruce Shand .....................     1,755        *            1,213        542        *
Lawrence & Nancy Wiertel   ......    12,501        *           11,193      1,308        *
Julianne Yeaman   ...............    62,105        *           55,605      6,500        *
Don Yeaman  .....................    65,177        *           56,980      8,197        *

 * Less than 1%.
(1) Includes  an  option  to  purchase  46,329  shares  of  common stock that is exercisable within
    60 days.

                             PLAN OF DISTRIBUTION


     The shares covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. Such sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by means of one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers engaged by the Selling Shareholders to participate in resales.

     In connection with distributions of the shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also sell the shares short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The Selling Shareholders may also loan or pledge shares registered hereunder to a broker-dealer, and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be an underwriting discount or commission under the Securities Act.

     We have advised the Selling Shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

     All costs, expenses and fees in connection with the registration of the shares will be borne by us. Commissions, discounts and any other fees or expenses, if any, attributable to the sales of the shares will be borne by the Selling Shareholders. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We will not receive any proceeds from the sale of the shares.

     We may suspend the use of this prospectus if, in our reasonable judgment, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in our reasonable judgment is required to be included in the Registration Statement or the Prospectus for sales of the shares to be made hereunder. We are obligated in the event of such suspension to amend the Registration Statement or the prospectus to take all actions necessary to ensure that the use of the prospectus may be resumed as soon as practicable.


     We have agreed to keep the registration statement of which this prospectus constitutes a part effective until the sooner of (A) the date on which all of the shares have been sold or (B) February 28, 2000. Trading of any unsold shares after the cessation of effectiveness of this registration statement will be subject to compliance with all applicable securities laws, including Rule 144.


     There can be no assurance that the Selling Shareholders will sell any or all of the shares of common stock offered by them hereunder.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for Adept by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 1999 and 1998, and for each of the three years in the period ended June 30, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.



                                                   Amount to be Paid
                                                   -------------------
       SEC registration fee  .....................     $   919.13
       Nasdaq National market listing fee   ......         17,500
       Printing expenses  ........................         10,000
       Legal fees and expenses  ..................         10,000
       Accounting fees and expenses   ............         10,000
       Miscellaneous expenses   ..................          1,000
                                                       -----------
          Total  .................................     $49,419.13
                                                       ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 204(a) of the California General Corporation Law, our Articles of Incorporation eliminate a director's personal liability for monetary damages to Adept and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for
(i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to our best interests of our shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to Adept or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to Adept or its shareholders and (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Adept or its shareholders. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our Articles of Incorporation and Bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act or the
Securities Exchange Act of 1934, as amended. We have entered into Indemnification Agreements with our directors and executive officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Adept in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of us.

ITEM 16. EXHIBITS


Exhibit No.                                  Description
-------------   -----------------------------------------------------------------------
  4.1+          Registration Rights Agreement dated July 14, 1999, between Adept and the Selling Shareholders.
  5.1+          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1           Consent of Ernst & Young LLP, Independent Auditors
 23.2+          Consent of Counsel (included in Exhibit 5.1)
 24.1+          Power of Attorney (See II-4)

------------
+ Previously filed.



ITEM 17. UNDERTAKINGS
     We hereby undertake:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (a)         To include any prospectus required by Section 10(a)(3) of the
                  Securities Act;

       (b)         To  reflect  in  the  prospectus  any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (c)         To  include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs
                  (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to
                  Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for the purpose of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of Adept in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Adept will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 29th day of October 1999.


                                        ADEPT TECHNOLOGY, INC.


                                        By:     /s/ BRIAN R. CARLISLE*
                                           ------------------------------------

                                           Brian R. Carlisle
                                           Chairman of the Board and
                                           Chief Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:





         Signature                              Title                           Date
-----------------------------   ---------------------------------------   ------------------
    /s/ BRIAN R. CARLISLE*      Chairman of the Board and Chief           October 29, 1999
---------------------------     Executive Officer
        Brian R. Carlisle


    /s/ KATHLEEN M. FISHER      Vice President, Finance and Chief         October 29, 1999
---------------------------     Financial Officer (Principal Financial
        Kathleen M. Fisher      and Accounting Officer)


    /s/ BRUCE E. SHIMANO*       Vice President, Research and              October 29, 1999
---------------------------     Development, Secretary and Director
        Bruce E. Shimano


    /s/ RONALD E.F. CODD*       Director                                  October 29, 1999
---------------------------
        Ronald E.F. Codd

     /s/ MICHAEL P. KELLY*      Director                                  October 29, 1999
---------------------------
         Michael P. Kelly

       /s/ CARY R. MOCK*        Director                                  October 29, 1999
---------------------------
           Cary R. Mock

     /s/ JOHN E. POMEROY*       Director                                  October 29, 1999
---------------------------
         John E. Pomeroy



* By:   /s/ Kathleen M. Fisher
     -------------------------
    Kathleen M. Fisher
    Attorney-in-Fact

                                EXHIBIT INDEX


Exhibit No.                                  Description
-------------   -----------------------------------------------------------------------
  4.1+          Registration Rights Agreement dated July 14, 1999, between Adept and the Selling Shareholders.
  5.1+          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1           Consent of Ernst & Young LLP, Independent Auditors
 23.2+          Consent of Counsel (included in Exhibit 5.1)
 24.1+          Power of Attorney (See II-4)

------------
+ Previously filed.